SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Dreco Energy Services Ltd.
              -----------------------------------------------------
                                (Name of Issuer)

                             Common Stock - Equity
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    261528202
             -----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 261528202                    13G                     Page 1 of 5 Pages


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Guardian Life Insurance Company of America
          13-2656036


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]

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   3   SEC USE ONLY



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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       201 Park Avenue South
       New York, New York  10003

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%

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  12   TYPE OF REPORTING PERSON*

       IC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 2 of 5 Pages

Item 1.     (a)   Dreco Energy Services Ltd.

            (b)   1340 Weber Centre, 555 Calgary Trail,
                  Edmonton, Alberta T6H 5P9, Canada

Item 2.     (a)   The Guardian Life Insurance Company of America

            (b)   201 Park Avenue South, New York, New York 10003


            (c)   New York, U.S.A.


            (d)   Common Stock Class A


            (e)   CUSIP 261528202


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security  Act of  1974  or  Endowment  Fund; see  Reg.
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company,  in  accordance   with  Reg.
                        240.13d-1(b)(1)(ii)(G) (Note: See item 7)

            (h)   [X]   Group, in accordance with Reg. 240.13d-1(b)(1)(ii)(H)

      Page 3 of 5 Pages Item 4. Ownership.

            (a)      0 shares)
                             )
            (b)      0%      ) Cumulative totals from Items 5-8, 9 and
                             ) 11 of the second parts of the cover page
            (c)  (i) 0       ) (Page 1 of this Schedule 13G) which
                (ii) 0       ) are incorporated herein by reference.
               (iii) 0       )
                (iv) 0

Item 5.     Ownership of Five Percent or Less of a Class.

            As of December 31, 1997, The Guardian group no longer owned shares of a class of the issuer's voting equity securities.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

a. The Guardian Life Insurance Company of America ("Guardian Life"), an insurance company as defined in Section 3(a)(19) of the Act. IC.

                                                               Page 4 of 5 Pages


Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                      (This space intentionally left blank)

                                                               Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

     Each of the undersigned hereby agrees that the forgoing Schedule 13G is to be filed on its behalf by The Guardian Life Insurance Company of America.

Date: February 11, 1998


The Guardian Life Insurance Company of America


By:   /s/ Edward K. Kane
   ---------------------------------------------
     Edward K. Kane, Executive Vice President